UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

September 30, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 137,917
	8.	SHARED VOTING POWER: 26,179,994
	9.	SOLE DISPOSITIVE POWER: 137,917
	10.	SHARED DISPOSITIVE POWER: 26,179,994
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,317,911
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)      See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 45337C102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 26,179,994
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 26,179,994
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 26,179,994
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.999%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)      See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 45337C102	13D

EXPLANATORY NOTE:  This Amendment No. 11 to Schedule 13D (this “Amendment”) is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  This Amendment reflects the 2,700,000 additional shares of Common Stock of the Issuer sold upon exercise by the underwriters of their option to purchase additional shares in connection with the Issuer’s underwritten public offering, thereby increasing the offering from 18,000,000 shares to 20,700,000 shares, as described in the Form 8-K of the Issuer dated September 30, 2009, which 2,700,000 shares of Common Stock were not reflected in the Amendment No. 10 to Schedule 13D. This  Amendment also includes the exhibits that inadvertently were  not included in the Amendment No. 10 to Schedule 13D.

 Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

ITEM 5.                   Interest in Securities of the Issuer.

(a) and (b)  Set forth below is the aggregate number of shares of Common Stock held, including shares that may be acquired upon conversion of 4.75% Convertible Senior Notes due 2015 (the “2015 Notes”) at the presently applicable conversion price of $8.78 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon (i) 97,785,047 shares of Common Stock outstanding as reported on the Issuer’s SEC Form 10-Q filed on July 30, 2009 in addition to (ii) 20,700,000 shares of Common Stock issued in connection with the Issuer’s underwritten public offering, as described in the Form 8-K of the Issuer dated September 30, 2009 (the “Public Offering”). Such percentage figures are calculated on the basis that the Convertible Senior Notes owned by the Reporting Persons and the Stock Options held by the Reporting Persons are deemed converted or exercised into shares of Common Stock but other outstanding Convertible Senior Notes and Stock Options are not deemed converted or exercised.

Reporting Person	Number of Shares	Percentage of Class Outstanding

Baker Bros. Investments, L.P.	144,314	0.1%
Baker Bros. Investments II, L.P.	161,547	0.1%
667, L.P.	6,857,501	5.0%
Baker Brothers Life Sciences, L.P.	23,130,957	16.9%
14159, L.P.	678,481	0.5%
Baker/ Tisch Investments, L.P.	423,849	0.3%
FBB Associates	33,410	0.0%
Julian Baker	137,917	0.1%

Without any limitation on conversion of the 2015 Notes, the Reporting Persons may be deemed beneficial owners of a combined total of 31,567,976 shares of Common Stock, representing 23.1% of total outstanding Common Stock (including Common Stock issuable upon exercise of the 2015 Notes held by the Reporting Persons. However, in accordance with the limitations on conversion of the 2015 Notes pursuant to the Letter Agreement described in Item 6 below and attached hereto as Exhibit 1, the number of shares of Common Stock that may be acquired by the Reporting Persons and certain related parties upon any conversion of the 2015 Notes is limited to the extent necessary to insure that, following such conversion, the total number of Common Stock then beneficially owned by the Reporting Persons and certain related parties does not exceed 19.999% of the total outstanding Common Stock (including the Common Stock issuable upon such conversion).  Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons shall be deemed beneficial owners of that certain number of shares of Common Stock that would represent a maximum of 19.999% of total outstanding Common Stock.

CUSIP No. 45337C102	13D

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by the entities listed above and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(c) The Reporting Persons have not entered into any transactions with respect to the Common Stock of the Issuer since the date of Amendment No. 10.

(d) Not applicable.

(e) Not applicable.

ITEM 6.                   Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

Letter Agreement

The Baker Entities and the Issuer entered into a letter agreement dated September 24, 2009 (the “Letter Agreement”), pursuant to which, among other things, the Issuer agreed to register the resale of the 2015 Notes (and any shares of Common Stock issued upon the conversion thereof) on a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended, as soon as reasonably practical upon the request of the Baker Entities and following the closing of the sale of the 2015 Notes pursuant to the Purchase Agreement.  The Letter Agreement also provides that the number of shares of Common Stock that may be acquired by the Reporting Persons and certain related parties upon any conversion of the 2015 Notes is limited to the extent necessary to insure that, following such conversion, the total number of Common Stock then beneficially owned by the Reporting Persons and certain related parties does not exceed 19.999% of the total outstanding Common Stock (including the Common Stock issuable upon such conversion).  A copy of the Letter Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.  The description of the Letter Agreement in this Amendment is a summary and is qualified in its entirety by the terms of the Letter Agreement.

ITEM 7.                   Materials to be Filed as Exhibits.

Exhibit 1:
Letter Agreement dated September 24, 2009 with respect to the 4.75% Convertible Senior Notes Due 2015, by and among Baker Bros. Investments II, L.P., 667, L.P., Baker Brothers Life Sciences, L.P., 14159, L.P., Baker/ Tisch Investments, L.P. and Incyte Corporation

Exhibit 2:	Joint Filing Agreement dated October 1, 2009 with respect to Amendment No. 11 to Schedule 13D, by and between Julian C. Baker and Felix J. Baker

CUSIP No. 45337C102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as a sealed instrument this 1st day of October, 2009.

By: /s/ Julian C. Baker
  Julian C. Baker

By: /s/ Felix J. Baker
   Felix J. Baker